JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 21, 2025

Mr. Min S. Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Mr. Oh:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on September 25, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 348 to the registration statement of the Trust, which was filed on August 13, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 348 was filed to register shares of one new series of the Trust, the AQE Core ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please reconcile the cover page logo of Arlington Asset Management with the name of the Adviser, Arlington Partners.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

2.	Comment: Please complete all missing and bracketed information in the Prospectus and SAI.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Mr. Min S. Oh

U.S. Securities and Exchange Commission

October 21, 2025

3.	Comment: The Staff requests that the term “fairly valued” as used in the first sentence of the Principal Investment Strategies be revised as the term is inconsistent with the idea of long-term growth.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

4.	Comment: In the Investment Adviser and Sub-Adviser section, please revise to add that the portfolio managers are jointly responsible for the day-to-day management of the Fund per Instruction 2 to Item 5.b.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

5.	Comment: Please review Item 6.c.3 and 6.c.4. for disclosure that should be included in the Purchase and Sale of Fund Shares section.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

6.	Comment: Item 9.a. requires that the Fund’s investment objectives be disclosed and also requires disclosure regarding whether such investment objectives may be changed without shareholder approval.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

7.	Comment: The Staff requests that Equity Securities Risk be added to Item 9.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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